Exhibit 99.2

’sDiscussion and Analysis
3rd Quarter 2022
Management’s Discussion and Analysis For the Three and Nine Months Ended June 30, 2022	Quipt Home Medical Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Quipt Home Medical Corp., formerly Protech Home Medical Corp., and its subsidiaries (“Quipt” or the “Company”), prepared as of August 15, 2022 and should be read in conjunction with the consolidated financial statements for the three and nine months ended June 30, 2022, including the notes therein. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise specified, all financial data is presented in US dollars. The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

Additional information relevant to the Company is available for review on SEDAR at www.sedar.com.

Page 2	Caution Regarding Forward-Looking Statements
Page 3	Selected Quarterly Information
Page 3	About Our Business and Operating Results
Page 8	Financial Position
Page 12	Accounting and Disclosure Matters
Page 14	Financial Instruments and Risk Management
Page 15	Risk Factors

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and assumes no obligation to update them.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A PRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS MD&A AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, THE COMPANY DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LEGISLATION

THIRD QUARTER AND YEAR-TO-DATE 2022 HIGHLIGHTS

●	Increased revenues for the nine months ended June 30, 2022 to $99.8 million, or 36.2% from the nine months ended June 30, 2021.
●	Completed seven acquisitions during the nine months ended June 30, 2022 and one subsequent to June 30, 2022.
●	Increased the number of equipment set-ups to 373,142 for the nine months ended June 30, 2022 from 255,489 in the prior year period, an increase of 46.1%.
●	Increased the number of respiratory resupply set-ups to 164,665 for the nine months ended June 30, 2022 from 111,278 in the prior year period, an increase of 48%.
●	Generated Adjusted EBITDA of $20.8 million, a 30.4% increase from the prior year period, and represented 20.8% of revenue. Adjusted EBITDA is a non-IFRS measure and is reconciled to net income (loss) on page 5.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

SELECTED QUARTERLY INFORMATION (UNAUDITED)

	For the three	For the three	For the nine	For the nine
	months	months	months	months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2022	2021	2022	2021
Number of patients serviced	89,085	64,578	153,867	112,996
Number of equipment set-ups or deliveries	133,704	95,192	373,142	255,489
Respiratory resupply set-ups or deliveries	62,815	40,580	164,665	111,278
Adjusted EBITDA(1)	$7,698	$5,344	$20,750	$15,913

(1)	Refer to the definition of Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”) on the following pages.

The words “we”, “our”, “us”, “Company”, and “Quipt” refer to Quipt Home Medical Corp. and/or the management and employees of the Company.

Reporting entity

The Company changed its name from Protech Home Medical Corp. to Quipt Home Medical Corp. on May 13, 2021. The Company’s shares are traded on the TSX Venture Exchange under the symbol QIPT. On May 27, 2021, the stock began trading on NASDAQ in the United States under the symbol QIPT. Effective May 13, 2021, the Company consolidated its issued and outstanding common shares based on one post-consolidation common share for every four pre-consolidation common shares. Unless otherwise stated, the share, options and warrants along with corresponding exercise prices and per-share amounts have been restated retrospectively to reflect this share consolidation.

ABOUT OUR BUSINESS

Quipt business objective

The explosive growth in the number of elderly patients in the US healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians, and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions, and help control costs. Quipt fills this need by delivering a growing number of specialized products and services to achieve these goals. Quipt seeks to provide an ever-expanding line of products and services over larger geographic regions within the United States using several growth strategies.

Future outlook

Quipt expects to generate net profit and positive Adjusted EBITDA, as defined herein. Our top priority continues to be the generation of operational net profit, positive cash flow, and growth in EBITDA in fiscal year 2022 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our services and to gain market share. Our continued integration and rationalization, as well as our acquisitions, have given us a focus and path towards profitability at each business unit.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We will continue to improve

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

on operational efficiencies and call center management as they are key execution points in order to maintain our healthy gross margin while growing revenues via the cross selling of services to existing and acquired patients.

OPERATING RESULTS

Accounting policies and estimates

The consolidated financial statements for the three and nine months ended June 30, 2022 and 2021, are prepared under International Financial Reporting Standards (“IFRS”) issued by the governing body of the International Accounting Standards Board (“IASB”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

IFRS accounting treatment

Management does not rely upon non-cash IFRS accounting treatment of certain items such as depreciation, amortization and impairment of goodwill and intangible assets, changes in the fair value of financial derivatives, stock-based compensation and amortization of intangible assets when planning, monitoring, and evaluating the Company’s performance or in making financial decisions.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’s performance. These metrics are non-standard measures under IFRS and may not be identical to similarly titled measures reported by other companies. Also, in the future, we may disclose different non-IFRS financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance.

EBITDA and Adjusted EBITDA

In calculating EBITDA and Adjusted EBITDA, certain items (mostly non-cash) are excluded from net income (loss), including interest, income taxes, depreciation, amortization, change in fair value of derivative financial instruments, and stock-based compensation. Set forth below are descriptions of the financial items that have been excluded from net income or loss to calculate EBITDA and Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

●	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in acquisitions. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.
●	The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense to be a representative component of the day-to-day operating performance of our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

●	The change in fair value of derivative financial liabilities is the change in value of the debenture, warrants, and purchase price payable in common shares, and these changes are non-cash.
●	Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.
●	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees, and consultants. However, stock-based compensation is being excluded from the Company’s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards are made to further the Company’s long-term strategic objectives and impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any period.
●	The amount of acquisition-related costs we incur, including for both completed and abandoned acquisitions may be useful for investors to consider and results in current cash outflows. However, we do not consider the amount to be a representative component of the day-to-day operating performance of our business.
●	Other income related to CARES Act government grant programs may be useful for investors to consider as it resulted from cash inflows. However, we do not consider it to be a representative component of the day-to-day operating performance of our business, since it is non-recurring.

Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

The following table shows the Company’s IFRS measures reconciled to EBITDA and Adjusted EBITDA (non-IFRS measures) for the indicated periods.

	Three	Three	Nine	Nine
	months	months	months	months
	ended June	ended June	ended June	ended June
	30, 2022	30, 2021	30, 2022	30, 2021
Net income (loss)	$163	$6,329	$3,069	$(4,677)
Add back:
Depreciation and amortization	5,363	4,768	15,835	12,389
Interest expense, net	522	479	1,507	1,480
Provision (benefit) for income taxes	155	(535)	458	(1,941)
EBITDA	6,203	11,041	20,869	7,251
Stock-based compensation	1,325	1,597	4,596	1,624
Acquisition-related costs	391	92	692	164
Gain (loss) on foreign currency transactions	(44)	36	82	170
Other income from government grant	—	—	(4,254)	—
Change in fair value of debentures and warrants	(177)	(7,422)	(1,235)	6,704
Adjusted EBITDA	$7,698	$5,344	$20,750	$15,913

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

The following is a summary of the Company’s unaudited operating results as recorded in accordance with IFRS.

	(UNAUDITED)		(UNAUDITED)
	Three months	Three months	Nine months	Nine months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,
	2022	2021	2022	2021
Revenues	$36,692	$26,238	$99,770	$73,233
Inventory sold	8,906	7,747	23,919	19,938
Operating expenses	16,926	11,502	46,597	31,477
Bad debt expense	3,404	1,682	8,983	5,970
Depreciation	4,602	4,313	14,159	11,282
Amortization of intangible assets	761	455	1,676	1,107
Stock-based compensation	1,325	1,597	4,596	1,624
Acquisition-related costs	156	92	223	164
Gain on disposals of property and equipment	(7)	(37)	(10)	(65)
Interest expense, net	522	479	1,507	1,480
Other income from government grant	—	—	(4,254)	—
(Gain) loss on foreign currency transactions	(44)	36	82	170
Change in fair value of debentures and warrants	(177)	(7,422)	(1,235)	6,704
Provision (benefit) for income taxes	155	(535)	458	(1,941)
Net income (loss)	$163	$6,329	$3,069	$(4,677)
Income (loss) per share
Basic	$0.00	$0.20	$0.09	$(0.16)
Diluted	$0.00	$0.19	$0.08	$(0.16)

Revenue

For the three months ended June 30, 2022, revenue totaled $36,692,000, an increase of $10,454,000, or 39.8%, from the same period in 2021. This increase is primarily due to the acquisitions during fiscal 2021 and during the first nine months of fiscal year 2022, which represents 92% of the increase, with the remainder being from organic growth.

For the nine months ended June 30, 2022, revenue totaled $99,770,000, an increase of $26,537,000, or 36.2%, from the same period in 2021. This increase is mostly due to the acquisitions during fiscal 2021 and during the first nine months of fiscal year 2022, which represents 90% of the increase, with the remainder being from organic growth.

Inventory sold

For the three months ended June 30, 2022, inventory sold totaled $8,906,000 as compared to $7,747,000 for the three months ended June 30, 2021. The increase in dollars was due to the growth in revenues. The improvement as a percent of revenues was due to better inventory utilization.

For the nine months ended June 30, 2022, inventory sold totaled $23,919,000 as compared to $19,938,000 for the nine months ended June 30, 2021. The increase in dollars was due to the growth in revenues. The improvement as a percent of revenues was due to better inventory utilization.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Operating expenses

For the three months ended June 30, 2022, operating expenses were $16,926,000, an increase of $5,424,000 from $11,502,000 for the three months ended June 30, 2021. Acquisitions contributed approximately $4,500,000 of the increase. Remaining increases relate to costs associated with Company’s Nasdaq listing in the U.S. in fiscal 2021, and fuel inflation.

For the nine months ended June 30, 2022, operating expenses were $46,597,000, an increase of $15,120,000 from $31,477,000 for the nine months ended June 30, 2021. Acquisitions contributed approximately $11,000,000 of the increase. Remaining increases relate to costs associated with Company’s Nasdaq listing in the U.S. in fiscal 2021,  investments to support the growth of the resupply portion of the Company’s business, and, to a lesser extent, fuel inflation.

Bad debt expense

Bad debt expense increased by $1,722,000 to $3,404,000 for the three months ended June 30, 2022. This increase is primarily due to the increase in revenue.

Bad debt expense increased by $3,013,000 to $8,983,000 for the nine months ended June 30, 2022. This increase is primarily due to the increase in revenue.

Depreciation expense

Depreciation expense increased by $289,000 to $4,602,000 for the three months ended June 30, 2022. This increase is due to the acquisitions during the year ended September 30, 2021 and the nine months ended June 30, 2022.

Depreciation expense increased by $2,877,000 to $14,159,000 for the nine months ended June 30, 2022. This increase is due to the acquisitions and other property and equipment additions during the year ended September 30, 2021 and the nine months ended June 30, 2022.

Stock-based compensation

Stock-based compensation decreased to approximately $1,325,000 for the three months ended June 30, 2022 from $1,597,000 for the three months ended June 30, 2021, due to the quarterly vesting of the stock options and restricted stock units granted in May 2021.

Stock-based compensation increased to approximately $4,596,000 for the nine months ended June 30, 2022 from $1,624,000 for the nine months ended June 30, 2021, due to the stock options and restricted stock units granted in May 2021.

Interest expense

Total interest expense for the three months ended June 30, 2022 increased slightly to $522,000 in the three months ended June 30, 2022 from $479,000 for the three months ended June 30, 2021.

Total interest expense for the nine months ended June 30, 2022 increased slightly to $1,507,000 in the nine months ended June 30, 2022 from $1,480,000 for the nine months ended June 30, 2021.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Change in fair value of derivative financial liabilities

The Company has two financial liabilities that are recorded at fair value through profit or loss. The debenture issued during 2019 is valued at fair value using the current trading price. The change in fair value for the debenture was a gain of $177,000 and $3,295,000 for the three months ended June 30, 2022 and 2021, respectively. Warrants issued with the June 2020 bought deal were valued using the Black-Scholes pricing model, which resulted in a gain of $4,127,000 for the three months ended June 30, 2021.

The change in fair value for the debenture was a gain of $1,235,000 and a loss of $4,594,000 for the nine months ended June 30, 2022 and 2021, respectively. Warrants issued with the June 2020 bought deal are valued using the Black-Scholes pricing model, which resulted in a loss of $2,110,000 for the nine months ended June 30, 2021.

The Warrants were exercised or expired on June 29, 2021, and therefore, there is no impact on the three and nine months ended June 30, 2022.

Provision (benefit) for income taxes

For the three and nine months ended June 30, 2022, the provision for income taxes of $155,000 and $458,000, respectively, was for state and local taxes. There is no federal income tax provision due to the Company’s net operating loss carryforwards.  For the three and nine months ended June 30, 2021, the deferred tax liability arising from purchase price allocations of acquisitions of $535,000 and $1,941,000, respectively, was offset by the deferred tax asset from tax loss carryforwards and recorded as recovery of income taxes.

FINANCIAL POSITION (UNAUDITED)

	As at	As at
	June 30, 2022	September 30, 2021
Cash	$18,538	$34,612
Accounts receivable, inventory and other current assets	28,797	22,621
Property and equipment and right of use assets, net	29,666	23,506
Other assets	53,477	27,834
Total assets	$130,478	$108,573
Accounts payable and other current liabilities	$46,479	$32,737
Long term debt and other long-term liabilities	16,274	17,214
Total liabilities	62,753	49,951
Shareholders’ equity	67,725	58,622
Total liabilities and shareholders’ equity	$130,478	$108,573

Liquidity

Management considers liquid assets to consist of cash and its line of credit availability. As of June 30, 2022, the Company had cash on hand of $18,538,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

As of June 30, 2022, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $46,479,000 of liabilities that are due within one year but has $47,335,000 of current assets to meet those obligations.

Capital management

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, shares to be issued, and accumulated deficit, which totaled $67,725,000 at June 30, 2022, along with long-term debt, which totaled $16,274,000 at June 30, 2022.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital, convertible debentures raised by way of private placements, and debt instruments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid, and highly rated financial instruments, such as cash and short-term guarantee deposits, held with major Canadian and US financial institutions.

The Company had the following equity instruments outstanding at August 15, 2022 and September 30, 2021:

(UNAUDITED)

	As at	As at
	August 15, 2022	September 30, 2021
	(000’s)	(000’s)
Common shares	33,720	33,350
Options	3,807	3,786
Restricted stock units	930	954
Compensation options	—	115

Financing

Historically and currently, the Company has financed its operations primarily from cash flow from operations, equipment loans, debentures, leases, equity financing, revolving credit facility, and through the issuance of shares to acquire businesses.

Debentures

On March 7, 2019, the Company issued C$15,000,000 ($12,000,000) in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30 and December 31. Each C$1,000 ($776) debenture is convertible at the option of the holder into 192.31 common shares. As of September 30, 2021, C$4,041,000 ($3,172,000) of debentures had been converted into common shares, leaving C$10,959,000 ($8,601,000) of face value debentures remaining. During the nine months ended June 30, 2022, C$834,000 ($660,000) of debentures were converted into common shares, leaving C$10,125,000 ($7,857,000) of face value of the debentures remaining. The fair value of the debentures on the dates of conversion totaled C$1,121,000 ($884,000). The Company can force conversion of the outstanding principal at a conversion price of C$5.20, if the daily volume weighted average price of the common shares

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

exceeds C$6.48 per share for twenty consecutive trading days. On August 9, 2022, the Company exercised its right to convert the outstanding debentures into common stock on September 8, 2022.

Equipment Loans

The Company is offered financing arrangements from the Company’s suppliers and the supplier’s designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. Future payments on these liabilities are as follows:

Less than 1 year	$5,269
Between 1 and 5 years	337
Total	$5,606

Lease Liabilities

The Company enters into leases for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at an interest rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%. Future payments on these liabilities are as follows:

Less than 1 year	$3,964
Between 1 and 5 years	6,424
More than 5 years	651
Total	11,039
Less: finance charges	(1,508)
Lease liabilities	9,531
Current portion of lease liabilities	3,348
Long-term portion of lease liabilities	$6,183

Revolving Credit Facility

In September 2020, the Company entered a $20,000,000 asset-based revolving credit facility with a US bank. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused commitment fee of 0.3%. The Company has borrowings of $12,000,000 and $0 from this facility as at June 30, 2022 and September 30, 2021, respectively. Average borrowings for the three and nine months ended June 30, 2022 was $468,000 and $158,000, respectively. Interest expense for the facility primarily related to the unused commitment fee and for the three months ended June 30, 2022 and 2021 totaled $21,000 and $13,000, respectively. Interest expense for the facility for the nine months ended June 30, 2022 and 2021 totaled $46,000 and $38,000, respectively. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and expected future revenues from existing customer rentals. Issuance costs are recorded in “other assets” on the consolidated statements of financial position and are being amortized on a straight-line over the four-year term of the facility for a total of $35,000 and $105,000 for each of the three and nine months ended June 30, 2022 and 2021, respectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Proposed Senior Credit Facilities

On August 12, 2022, the Company received a commitment to enter into an agreement to amend and restate the revolving credit facility dated September 18, 2020. The new credit facility will be up to $80,000,000, to be comprised of a term loan facility in an aggregate principal amount of up to $5,000,000, a delayed draw term loan facility in an aggregate principal amount of up to $55,000,000 and a revolving credit facility in an aggregate principal amount of up to $20,000,000. The primary use of proceeds of the loans made under the Proposed Senior Credit Facilities will be used to finance potential future acquisitions and general working capital purposes. Closing is anticipated to occur within 30 days.

Contingencies

The Company was in litigation with Lightwater Long Short Fund (“Lightwater”) during the years ended September 30, 2020 and 2021. The litigation was settled in December 2021 for approximately $150,000, which was recorded in operating expenses for the year ended September 30, 2021.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business. None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Quarterly operating results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Jun. 30, 2022	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021
Revenue	$36,692	$33,553	$29,525	$29,118
Net income (loss)	163	5,036	(2,131)	(1,379)
Net income (loss) per share - basic	0.00	0.15	(0.06)	(0.02)
Net income (loss) per share - diluted	0.00	0.14	(0.06)	(0.02)
Total assets	$130,478	$110,526	$107,376	$108,573

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020
Revenue	$26,238	$24,240	$22,755	$19,641
Net income (loss)	6,329	(12,490)	1,366	(475)
Net income (loss) per share - basic	0.20	(0.43)	0.05	(0.01)
Net income (loss) per share - diluted	0.08	(0.43)	0.04	(0.01)
Total assets	$106,542	$89,728	$78,274	$72,065

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter. The increase in revenues from the past year is primarily due to the Company’s acquisitions during the year ended September 30, 2021 and the nine months ended June 30, 2022. The volatility of the net income (loss) is primarily due to the change in fair value of debentures and warrants. In the three months ended March 31, 2022, there was also income from the government grant.

Related party transactions

The Company has six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $52,000 per month, plus taxes, utilities, and maintenance.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

Expense for Board of Directors’ fees were $89,000 and $53,000 for the three months ended June 30, 2022 and 2021, respectively. Fees were $230,000 and $150,000 for the nine months ended June 30, 2022 and 2021, respectively. Stock-based compensation for the Board of Directors was $303,000 and $387,000 for the three months ended June 30, 2022 and 2021, respectively, and $540,000 and $408,000 for the nine months ended June 30, 2022 and 2021, respectively.

Key management personnel also participate in the Company’s share option program (see Note 10). The Company recorded compensation to key management personnel as follows:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Salaries and benefits	$240	$224	$751	$707
Stock-based compensation	1,183	746	2,851	746
Total	$1,423	$970	$3,602	$1,453

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations or financial condition.

ACCOUNTING AND DISCLOSURE MATTERS

Financial reporting controls

The Company is required to certify the design and evaluation of its disclosure controls and procedures. The Company is not required to certify the design and effectiveness regarding internal controls over financial reporting. As of September 30, 2021, the Company has evaluated the design and effectiveness of its disclosure controls and procedures and determined them to be ineffective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. The Company has initiated  SOX compliance efforts and engaged outside consultants to assist in the evaluation of the design and effectiveness of the Company’s internal controls over financial reporting and to remediate the ineffective disclosure controls.

There were no substantive changes in the Company’s procedures and internal controls over financial reporting during the period ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s procedures and internal controls over financial reporting.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments, and assumptions concerning the future. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

Estimates where management has made subjective judgments and where there is significant risk of material adjustments to assets and liabilities in future accounting periods include fair value measurements for financial instruments and share-

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

based transactions, useful lives and impairment of non-financial assets (property and equipment and intangible assets), provision for expected credit losses, fair value measurements for assets and liabilities acquired in business acquisition, and calculation of deferred taxes.

Revenue recognition

Revenues are billed to and collections are received from both third-party insurers and patients. Because of continuing changes in the health care industry and third-party reimbursement, the consideration receivable from these insurance companies is variable as these billings can be challenged by the payor. Therefore, the amount billed by the Company is reduced by an estimate of the amount that the Company believes is an allowable charge to be ultimately allowed by the insurance contract. The above estimate involves significant judgment including an analysis of past collections and historical modification rates. Management regularly reviews the actual claims approved by the insurance companies, adjusting as required.

Valuation of accounts receivable

The measurement of expected credit losses considers information about past events and current conditions. Forward looking macro-economic factors are incorporated into the risk parameters, such as unemployment rates, inflation, and interest rates. Significant judgments are made in order to incorporate forward-looking information into the estimation of allowances and may result in changes to the provision from period to period which may significantly affect our results of operations.

The Company estimates that a certain portion of receivables from customers may not be collected and maintains a reserve for credit losses. The Company evaluates the net realizable value of accounts receivable as of the date of the consolidated statements of financial position. Specifically, the Company considers historical realization data, including current and historical cash collections, accounts receivable aging trends, other operating trends, and relevant business conditions. Because of continuing changes in the health care industry and third-party reimbursement, it is possible that the estimates could change, which could have a material impact on the operating results and cash flows. If circumstances related to certain customers change or actual results differ from expectations, our estimate of the recoverability of receivables could fluctuate from that provided for in our consolidated financial statements. A change in estimate could impact bad debt expense and accounts receivable.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in a business acquisition is subject to judgment concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

Lease liabilities

Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

Significant accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Functional currency

The consolidated financial statements of the Company are presented in US dollars, which is the Company’s functional currency, determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company’s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), and credit risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Company’s operating units. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivables are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains a reserve for credit losses based upon any specific payor collection issues that are identified and historical experience.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2022 and 2021

(Tabular dollar amounts expressed in thousands, except per share amounts)

The Company recorded bad debt expense of $8,983,000 and $5,970,000 for the nine months ended June 30, 2022, and 2021, respectively. As of June 30, 2022, no one customer represented more than 10% of outstanding accounts receivable. The Company does have more than 8% of receivables due from Medicare. As this is a federal health insurance program in the United States, there is nominal credit risk associated with these balances.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations denominated in foreign currencies. All of the Company’s sales and inventory sold and most all of the Company’s operating expenses are in US dollars. The Company’s debentures, derivative warrant liability, purchase price payables in shares, and common shares are denominated in Canadian dollars. Cash is maintained in both US dollars and Canadian dollars. Consequently, the Company is exposed to foreign currency exchange fluctuations.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding most of its cash in US dollars. The Company monitors foreign currency exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the above net exposure at the nine months ended June 30, 2022, depreciation, or appreciation of the US dollar against the Canadian dollar could result in a significant effect on net income or loss. The Company has not employed any foreign currency hedging programs.

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest on the Company’s debenture is not subject to cash flow interest rate risk as this instrument bears interest at fixed rates. The Company’s revolving line of credit, which an outstanding balance of $12,000,000 as of June 30, 2022, has a floating rate based on LIBOR.

RISK FACTORS

We have disclosed the risk factors affecting our business, financial condition, and operating results in the section entitled “Risk Factors” in our Annual Report for the year ended September 30, 2021. There have been no material changes from the risk factors previously disclosed.

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